UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

GrubHub Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

400110102
(CUSIP number)

 Hamant Lad
Chief Operations Officer
Pelham Capital Ltd
The Economist Building, 9th Floor
St. James’s Street
London SW1A 1HA
United Kingdom
+44 207 747 0200

(Name, address and telephone number of person authorized to receive notices and communications)

November 24, 2017
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  [X]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 400110102

1.	NAMES OF REPORTING PERSONS Pelham Capital Ltd
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 4,510,821
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 4,510,821
	10.	SHARED DISPOSITIVE POWER: 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 4,510,821
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2% (1)
14.	TYPE OF REPORTING PERSON* CO

(1)	Based on 86,694,544 shares of common stock outstanding as of November 3, 2017, as reported in the Issuer’s Form 10-Q filed with the SEC on November 8, 2017.

CUSIP No. 400110102

1.	NAMES OF REPORTING PERSONS Ross Turner
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 4,510,821
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 4,510,821
	10.	SHARED DISPOSITIVE POWER: 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 4,510,821
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2% (1)
14.	TYPE OF REPORTING PERSON* IN

(1)	Based on 86,694,544 shares of common stock outstanding as of November 3, 2017, as reported in the Issuer’s Form 10-Q filed with the SEC on November 8, 2017.

Amendment No. 2 to Schedule 13D

This Amendment No. 2 amends and supplements the Schedule 13D (the “Schedule 13D”) filed on behalf of Pelham Capital Ltd and Ross Turner (collectively, the “Reporting Persons”) with the Securities and Exchange Commission (the “SEC”) on October 6, 2015, as amended by Amendment No. 1 filed on January 27, 2016.

Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.  All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

ITEM 3.	Source and Amount of Funds or Other Consideration.

Item 3 of this Schedule 13D is hereby amended and restated in its entirety as follows:

The aggregate purchase price (excluding commissions) of the 4,510,821 shares of Common Stock directly held by Pelham Long/Short Master Fund Ltd (“Pelham Master”) reported herein was approximately $114,978,364.  Such shares of Common Stock were purchased with the working capital of Pelham Master in open market transactions through brokers.

ITEM 4.	Purpose of Transaction.

Item 4 of this Schedule 13D is supplemented and superseded, as the case may be, as follows:

This Amendment No. 2 is being filed to report the disposition of shares of Common Stock that resulted in a disposition of beneficial ownership of Common Stock in an amount equal to one percent or more of the Issuer’s outstanding Common Stock.

The Reporting Persons may make, or cause, further dispositions of shares of Common Stock from time to time and may dispose of, or cause to be disposed, any or all of the Common Stock beneficially owned by them at any time, in each case depending on market conditions and other factors.  In addition, the Reporting Persons may acquire, or cause to be acquired, additional beneficial ownership of shares of Common Stock at any time depending on market conditions and other factors.

ITEM 5.	Interest in Securities of the Issuer.

Item 5 of this Schedule 13D is hereby amended and restated in its entirety as follows:

(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference.  Such information is based on 86,694,544 shares of Common Stock outstanding as of November 3, 2017, as reported in the Issuer’s Form 10-Q filed with the SEC on November 8, 2017.

(c) All transactions with respect to shares of Common Stock of which the Reporting Persons may be deemed to have beneficial ownership effected in the past 60 days are set forth in Exhibit 99.1 and such information is incorporated by reference herein.

(d) The disclosure regarding the relationship between the Reporting Persons in Item 2(c) of the Schedule 13D is incorporated by reference herein.  Certain feeder funds that invest in Pelham Master may have the right to receive dividends from, and proceeds from, the sale of the Common Stock directly held by Pelham Master.

(e)  Not applicable.

Item 7.	Material to Be Filed as Exhibits.

Exhibit	Description

99.1	Transactions in Common Stock effected in the past 60 days.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 28, 2017

PELHAM CAPITAL LTD

By:	/s/ Hamant Lad
Name:	Hamant Lad
Title:	Chief Operating Officer

/s/ Ross Turner
ROSS TURNER

Exhibit 99.1
TRANSACTIONS

The following table sets forth all transactions with respect to shares of Common Stock of the Issuer of which the Reporting Persons may be deemed to have beneficial ownership effected in the past 60 days, inclusive of any transactions effected through 4:00 p.m., New York City time, on November 27, 2017.  All such transactions were sales of Common Stock effected in the open market, and the table excludes commissions paid in per share prices.

Fund	Trade Date	Buy/(Sell)	Shares	Per Share Cost	Security
Pelham Long/Short Master Fund Ltd	11/24/2017	Sell	(134,602)	$68.5105	Common Stock